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Schedule 13G                                                         Page 1 of 5

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 New Focus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   644383 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G                                                         Page 2 of 5


CUSIP No.    644383 10 1
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Milton Chang
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]

           (b)  [ ]
--------------------------------------------------------------------------------

        3. SEC Use Only

--------------------------------------------------------------------------------

        4. Citizenship or Place of Organization     United States citizen

--------------------------------------------------------------------------------
Number of
Shares          5.   Sole Voting Power       9,619,111 shares
Beneficially    ----------------------------------------------------------------
Owned by Each
Reporting       6.   Shared Voting Power       5,704,819 shares
Person With
                ----------------------------------------------------------------

                7.   Sole Dispositive Power       9,619,111 shares
                ----------------------------------------------------------------

                8.   Shared Dispositive Power       5,704,819 shares

--------------------------------------------------------------------------------

         9.  Aggregate Amount Beneficially Owned by Each Reporting Person

               9,619,111 shares
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

               (See Instructions)
--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (9)   12.7%

--------------------------------------------------------------------------------
        12. Type of Reporting Person (See Instructions)

                IN


--------------------------------------------------------------------------------



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Schedule 13G                                                         Page 3 of 5


CUSIP No.    644383 10 1
--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Rosalind Chang
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]

           (b)  [ ]
--------------------------------------------------------------------------------

        3. SEC Use Only

--------------------------------------------------------------------------------

        4. Citizenship or Place of Organization     United States citizen

--------------------------------------------------------------------------------
Number of
Shares          5.   Sole Voting Power       5,704,819 shares
Beneficially
Owned by Each   ----------------------------------------------------------------
Reporting
Person With     6.   Shared Voting Power       5,704,819 shares

                ----------------------------------------------------------------

                7.   Sole Dispositive Power       5,704,819 shares

                ----------------------------------------------------------------

                8.   Shared Dispositive Power       5,704,819 shares

--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person

             5,704,819 shares
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (9)   7.5%

--------------------------------------------------------------------------------
        12. Type of Reporting Person (See Instructions)

                IN


--------------------------------------------------------------------------------


ITEM 1.

      (a)   Name of Issuer: New Focus, Inc.

      (b) Address of Issuer's Principal Executive Offices: 5215 Hellyer Avenue, Suite 100, San Jose, CA 95138.

ITEM 2.

      (a)   Name of Person Filing

             1)  Milton Chang
             2)  Rosalind Chang

      (b)   Address of Principal Business Office or, if none, Residence



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Schedule 13G                                                         Page 4 of 5


                   855 Maude Avenue
                   Mountain View, CA  94043

      (c)   Citizenship

             1)  Milton Chang -- United States citizen
             2)  Rosalind Chang -- United States citizen

      (d) Title of Class of Securities: Common Stock, par value $0.001 per share

      (e)   CUSIP Number: 644383 10 1

ITEM 3.  Not Applicable.

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount Beneficially Owned:

            1) Milton Chang: At December 31, 2001, Mr. Chang was deemed to own 9,619,111 shares of New Focus, Inc.'s Common Stock consisting of a) 3,914,292 shares held directly, b) 4,804,819 shares held by the Milton and Rosalind Chang Family Trust Dated 7/25/94, c) 800,000 shares held by Chang Partners, a California limited partnership, and d) 100,000 shares held by the Rosalind and Milton Chang Foundation.

            2) Rosalind Chang: At December 31, 2001, Mrs. Chang was deemed to own 5,704,819 shares of New Focus, Inc.'s Common Stock consisting of a) 4,804,819 shares held by the Milton and Rosalind Chang Family Trust Dated 7/25/94, b) 800,000 shares held by Chang Partners, a California limited partnership, and
                  c) 100,000 shares held by the Rosalind and Milton Chang Foundation.

      (b)   Percent of Class:

            1)    Milton Chang: 12.7%

            2)    Rosalind Chang: 7.5%

            3) The foregoing percentages are calculated based on the 75,924,394 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of New Focus for the fiscal quarter ended September 30, 2001.

      (c) Number of Shares as to which such person has sole and shared power to vote, direct the vote, dispose of or direct the disposition:

                 Milton Chang has sole power to vote, direct the vote, dispose or direct the disposition of the 3,914,292 shares held directly by him. Milton Chang and Rosalind Chang each have sole and shared power to vote, direct the vote, dispose or direct the disposition of the 4,804,819 shares held by the Milton and Rosalind Chang Family Trust, the 800,000 shares held by Chang Partners and the 100,000 shares held by the Rosalind and Milton Chang Foundation.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.



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Schedule 13G                                                         Page 5 of 5


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10. CERTIFICATION: Not applicable.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    2/06/02
                                     ------------------------------------------
                                                     Date

                                                /s/Milton Chang
                                     ------------------------------------------
                                                  Milton Chang

                                               /s/Rosalind Chang
                                     ------------------------------------------
                                                 Rosalind Chang